

September 14, 2012

Via E-mail
Daniel de Liege
Chief Executive Officer and President
Alliance Media Group Holdings, Inc.
400 N. Congress Avenue Suite 130
West Palm Beach, FL 33401

> **Re:** **Alliance Media Group Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 31, 2012**
> **File No. 333-181633**

Dear Mr. de Liege:

   We have reviewed your responses to the comments in our letter dated August 10, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. Please refer to the last paragraph. Please revise to remove the "Subject to Completion" legend and subject to completion date from the registration statement cover page. The "Subject to Completion" legend and the date of prospectus should appear on the prospectus cover page. Refer to Item 501(b)(9) and (10) of Regulation S-K.

Prospectus Cover Page

2. Please revise to disclose on the prospectus cover page that you are an emerging growth company.

The Company, page 1

Business Overview, page 1

3. We note your response to our prior comment 5 and reissue in part. Please refer to the third and fourth paragraphs of this section. Please revise to eliminate any duplicative disclosure.

Initial Capital Formation, page 2

4. Please refer to the last two paragraphs of this section. We note your disclosure in the second full risk factor on page 7 that you anticipate public company reporting costs of $25,000 per year. We also note that your anticipated public company reporting costs have not been factored into your burn rate as presented. Please revise to disclose your monthly "burn rate," pre and post-offering, and clarify the month you will run out of funds without additional capital.

Risk Factors, page 4

Lack of additional capital may cause curtailment of any expansion plans, page 6

5. We note your limited cash on hand and estimated monthly burn rate. Please revise the first sentence to clarify the month you will run out of funds without additional capital.

6. We note your references in this risk factor and the fourth and fifth risk factors on page 10 to an 8 month period. This reference appears dated given your limited cash on hand and monthly burn rate. Please revise the prospectus throughout as applicable or advise.

The Business, page 15

7. We note your response to our prior comment 7 and reissue in part. Please refer to the eighth paragraph. We note that it is part of your business plan to potentially acquire production or distribution companies. Please clarify, if true, that you have no current plans or arrangements to acquire any other companies or businesses.

Management's Discussion and Analysis, page 15

Liquidity and Capital Resources, page 18

8. We note your disclosure in this section that you anticipate incurring significant additional expenses in connection with your start-up activities which are estimated to exceed $50,000 at a minimum, your cash balance as of August 28, 2012 of $8,730, your monthly burn rate of approximately $3,650, your estimated public company reporting costs of $25,000 per year, and your convertible debentures totaling $80,000. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained. Please also revise the Summary section on page 1, the first full risk factor on page 6 and the fifth full risk factor on page 10 accordingly.

Plan of Distribution, page 25

9. Refer to the first paragraph in this section. Please refer to the second sentence that says, "Selling Shareholders are prohibited from making any profits or sales of their shares until there is an active trading market in the Company's shares." In light of your response to our prior comment 1, please remove that sentence or advise.

10. Please revise this section to state that the selling stockholders may be deemed underwriters.

11. We note your response to our prior comment 15 and reissue. Please delete the fifth paragraph on page 27 as Securities Act Rule 145 is not applicable to this offering.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor